March 27, 2020

Frances Toneguzzo
Chief Executive Officer
Vicapsys Life Sciences
1735 Buford Highway
Ste. 215-113
Cumming, GA 30041

       Re: Vicapsys Life Sciences, Inc.
           Amendment No. 1 to Registration Statement on Form 10-12G Filed on March 20, 2020
           File No. 000-56145

Dear Ms. Toneguzzo:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-12G/A Filed March 20, 2020

Financial Statements, page F-1

1. Please update the financial information in your filing to include your audited fiscal year ended December 31, 2019, in accordance with Rule 8-08 of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tracie Mariner at 202-551-3744 or Mary Mast 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at 202-551-7237 or Suzanne Hayes at 202-551-3675 with any other questions.
 Frances Toneguzzo
Vicapsys Life Sciences
March 27, 2020
Page 2



FirstName LastNameFrances Toneguzzo   Sincerely,
Comapany NameVicapsys Life Sciences
                                      Division of Corporation Finance
March 27, 2020 Page 2                 Office of Life Sciences
FirstName LastName